P.E. 1/31/02

FORM 6-K

02014906

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

RECEIVED FEB 14 2002

15 Marylebone Road
London
NW1 5JD
England

PROCESSED FEB 20 2002 THOMSON FINANCIAL

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Press Release dated 14th January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 15th January 2002

COLT Telecom Group plc

By: ______________________

Mark A. Jenkins
Legal Services Director

press information

we make business straight.forward

14 January 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

COLT LAUNCHES MEDIA STREAMING SOLUTION FOR GROWING CORPORATE MARKET

COLT Telecom Group plc (London Stock Exchange: CTM.L and NASDAQ: COLT), a leading supplier of business network and application solutions, today announced it is launching a media streaming service: called COLT Stream. The new service is aimed at the corporate, ISP and SME market, and will allow companies to broadcast rich content and multimedia (video, audio or both) across COLT's wholly owned pan-European fibre-optic network.

"COLT is continuously adding new communications solutions to run over its end-to-end network. With the worldwide market for content distribution estimated to be worth over €375 million, this is a significant opportunity for COLT ", said Jon Erickson, Director of Engineering, COLT Telecom Group plc. " Our offering is designed for customers with demanding requirements. Since COLT owns the network from the first to the last mile we can guarantee the quality and security of all of our services."

The turnkey streaming solution stores and delivers streaming content across the COLT infrastructure and is based on a network of servers, distributed across Europe, offering instant connectivity and quality of service. COLT Stream facilitates a very high-speed transfer of content across the Internet, enabling users, regardless of their location, to view the media files as if they were connected locally.

COLT Stream is ideal for delivering entertainment media, news, training materials and for extending corporate communications. Its content delivery solution is based on industry standard and COLT proprietary technology. It is a format-agnostic service able to support Windows Media Player®, Apple QuickTime® and Real Media®, with a user-friendly interface. Having a single vendor – for both bandwidth and applications - means that customers are ensured reliability and around-the-clock service support.

COLT Stream is operational across the entire COLT network. In the first phase it will be actively marketed in Austria, Belgium, Italy and the Netherlands and will soon be available for purchase in all other COLT European countries and USA.

Additional Information:

For more information about the service visit www.colt.net/stream or send an email to stream@colt.net

COLT Stream benefits from the 2001 purchase of distributing, routing and service enabling technology from US based Adero.

In a recently published Ovum report, "Streaming Media: Commercial Opportunities", the research firm predicted that the global corporate market for streaming media will grow to $3.7 billion by 2007.

ABOUT COLT

COLT Telecom Group plc is a leading supplier of business network and application solutions to business and governmental customers in Europe. It currently has operations in 32 European cities in thirteen countries. The EuroLAN is a 15,000-route kilometre network that provides international high capacity fibre-optic links between COLT city networks. Currently over 12,000 route kilometres have been lit. In addition COLT provides Internet connectivity, Internet hosting and enables application services in 12 European countries, with a backbone reaching into the US and more than 450 peering agreements. COLT Internet Solution Centres (ISCs) have been built in 16 cities totaling more than 1 million square feet (86,000 square metres) of hosting space. During the year ended December 2000 turnover was £640.8 million and it carried 15.8 billion switched minutes of traffic. During the quarter ended September 2001 turnover rose 39% to £231.4 million.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and Nasdaq (COLT). Information about COLT and its products and services can be found on the web at www.colt.net

Note to Editor

- Please ensure COLT is always spelt in CAPITALS.
- A COLT EuroLan map is available upon request
- The COLT EuroLAN is also described as a Long Distance Network (LDN)
- The COLT Metropolitan Area Network (MAN) is also described as a city-wide network.

Contact

John Doherty
Director Investor Relations
Tel: +44 20 7390 3681
Email: jdoherty@colt-telecom.com

Axel Kirstetter
International Product Marketing Manager
Tel: + 44 20 7863 5264
Email: Akirstetter@colt.net

Lance Mercereau
Burson-Marsteller on behalf of COLT Telecom Group plc.
Tel: +44 20 7300 6247
Email: lance_mercereau@uk.bm.com